Exhibit 99.1

Talend Reports Third Quarter 2016 Financial Results

-Achieves record quarterly revenue of $27.4 million, accelerating to 40% year-over-year
-Quarterly subscription revenue of $22.9 million, an increase of 44% year-over-year in constant currency

REDWOOD CITY, Calif.--(BUSINESS WIRE)--November 10, 2016--Talend (NASDAQ:TLND), a global leader in cloud and big data integration software, today released financial results for the third quarter ended September 30, 2016.

“Our record revenue in the third quarter of 2016 of $27.4 million underscores the demand for our next-generation integration solutions,” said Mike Tuchen, Talend CEO. “We had several notable achievements in the quarter. Our total revenue growth continued to accelerate with a 40% increase year-over-year, which is up from 38% in the second quarter. On a constant currency basis, our subscription revenue grew 44% year-over-year. Revenue from our cloud and big data solutions grew over 100% year-over-year for the seventh consecutive quarter, and we booked our largest single deal to date with one of the largest healthcare providers in the world. Talend also achieved free cash flow breakeven in the quarter, which we believe demonstrates the efficiency of our financial model. Overall we are pleased with our continued momentum and demonstrated leadership in big data and cloud integration, which positions us well for the remainder of 2016 and beyond.”

Third Quarter 2016 Financial Highlights
(in thousands, except per share data)

	Three Months Ended September 30,
	2015	2016

Revenue:
Total Revenue	$19,622	$27,391
Year-over-Year % Change	22%	40%
Subscription Revenue	$16,223	$22,929
Year-over-Year % Change - on a constant currency basis	41%	44%

IFRS operating margin	-23%	-22%
Non-IFRS operating margin (1)	-18%	-19%

Net loss:
IFRS	$(4,499)	$(6,374)
Non-IFRS (1)	$(3,598)	$(5,353)

Net loss per share:
IFRS net loss per share - basic and diluted	$(1.18)	$(0.30)
IFRS net loss per share basic and diluted - as converted basis (2)	$(0.20)	$(0.24)
Non-IFRS net loss per share basic and diluted - as converted basis (1) (2)	$(0.16)	$(0.20)
_________________
(1) Non-IFRS financial measures exclude stock-based compensation and amortization of acquired intangibles.
(2) Three months ended September 30, 2016 share count on an as converted basis was 26.8 million, due to the conversion of preferred shares into ordinary shares concurrent with the issuance of 5.7 million ordinary shares on the closing of Talend's IPO on August 3, 2016. Net loss per share on an as converted basis and non-IFRS net loss per share on an as converted basis assume the conversion of the preferred shares to ordinary shares occurred at the beginning of the period.

Free cash flow was $0.1 million, compared to free cash flow of ($2.7) million for the third quarter 2015. For the first three quarters of 2016 we were approximately free cash flow breakeven.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial tables included in this press release below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

  Announced the appointment of Concur founder and CEO, Steve Singh, to board of directors.
  Introduced a new Big Data Sandbox, a way for developers and companies to try Talend’s flexible platform and the latest big data platforms and technologies.
  Received Datanami’s 2016 Editor’s Choice Award in the category of “Best Big Data Innovator: Data Management” in addition to being appointed by Database Trends and Applications to its second annual “Big Data 50” list.

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of October 31, 2016.

Fourth quarter of 2016:

  Total revenue is expected to be in the range of $29.0 million to $30.0 million. This guidance reflects currency headwinds experienced between July 31, 2016 and October 31, 2016.
  Loss from operations is expected to be in the range of $6.7 million to $5.7 million.
  Net loss is expected to be in the range of $6.9 million to $5.9 million and non-IFRS net loss is expected to be in the range of $5.7 million to $4.7 million.
  Net loss per basic and diluted share is expected to be in the range of $0.24 to $0.21 and non-IFRS net loss per basic and diluted share is expected to be in the range of $0.20 to $0.16.
  Basic and diluted weighted average share count of 28.5 million shares on an IFRS and as converted basis.

Full year 2016:

  Total revenue is expected to be in the range of $104.5 million to $105.5 million.
  Loss from operations is expected to be in the range of $26.3 million to $25.3 million.
  Net loss is expected to be in the range of $26.7 million to $25.7 million and non-IFRS net loss is expected to be in the range of $23.0 million to $22.0 million.
  Net loss per basic and diluted share is expected to be in the range of $1.06 to $1.02 on an as converted basis and non-IFRS net loss per basic and diluted share is expected to be in the range of $0.91 to $0.87 on an as converted basis.
  Basic and diluted weighted average share count of 25.2 million shares on an as converted basis.

These statements are forward-looking and actual results may differ materially. Refer to the Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of these measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information

Talend will host a conference call and live webcast for analysts and investors at 5:00 p.m. Eastern time on November 10, 2016. Parties in the United States and Canada can access the call by dialing +1 (877)-397-0286, using conference code 5072172. International parties can access the call by dialing +1 (719)-325-4831, using conference code 5072172.

The webcast will be accessible on Talend's investor relations website at http://investor.talend.com for a period of one year. A telephonic replay of the conference call will be available through Thursday, November 17, 2016. To access the replay, parties in the United States and Canada should call +1 (888) 203-1112 and enter conference code 5072172. International parties should call +1 (719) 457-0820 and enter conference code 5072172.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"), this press release and the accompanying tables contain certain non-IFRS financial measures, including non-IFRS net loss, non-IFRS gross profit, non-IFRS operating margin and free cash flow. We define non-IFRS net loss as net loss less stock-based compensation and amortization of acquired intangibles. We define non-IFRS gross profit as gross profit less stock-based compensation and amortization of acquired intangibles. We define non-IFRS operating margin as loss from operations less stock-based compensation and amortization of acquired intangibles. We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful measures of its performance and are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating results. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure attached to this release below.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the fourth quarter and 2016 fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and Form 20-F. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend is a next generation leader in cloud and big data integration solutions that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend (NASDAQ: TLND) is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016

Revenue
Subscriptions	$16,223	$22,929	$45,147	$63,448
Professional services	3,399	4,462	9,880	12,080
Total revenue	19,622	27,391	55,027	75,528
Cost of revenue
Subscriptions	2,244	3,061	6,225	8,620
Professional services	2,479	3,473	7,813	9,601
Total cost of revenue	4,723	6,534	14,038	18,221
Gross profit	14,899	20,857	40,989	57,307
Operating expenses
Sales and marketing	11,985	17,130	34,315	48,952
Research and development	3,775	5,022	11,139	14,188
General and administrative	3,636	4,861	10,135	13,801
Total operating expenses	19,396	27,013	55,589	76,941
Loss from operations	(4,497)	(6,156)	(14,600)	(19,635)
Finance income	1	249	237	1,108
Finance expense	(5)	(463)	(325)	(1,088)
Loss before income tax expense	(4,501)	(6,370)	(14,688)	(19,614)
Income tax (expense) benefit	2	(4)	6	(87)
Net loss for the period	$(4,499)	$(6,374)	$(14,682)	$(19,701)

Shares outstanding used in computing per share amounts - basic and diluted	3,828	21,206	3,763	9,725
Shares outstanding used in computing per share amounts - basic and diluted - as converted basis *	22,560	26,764	22,495	24,066

Net loss per share basic and diluted	$(1.18)	$(0.30)	$(3.90)	$(2.03)
Net loss per share basic and diluted - as converted basis	$(0.20)	$(0.24)	$(0.65)	$(0.82)

* Shares outstanding are on an as converted basis assuming the conversion of preferred shares into ordinary shares at the beginning of the period.

STOCK-BASED COMPENSATION EXPENSE
Total stock-based compensation expense included in the Consolidated Statements of Operations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
	(unaudited)
Cost of revenue - subscriptions	$22	$28	$60	$62
Cost of revenue - professional services	15	35	44	67
Sales and marketing	226	308	569	697
Research and development	98	201	182	408
General and administrative	416	368	866	987
Total share-based compensation expense	$777	$940	$1,721	$2,221

TALEND S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2015	September 30, 2016

Assets
Current assets:
Cash and cash equivalents	$6,930	$90,002
Trade receivables, net	26,862	27,596
Other current assets	4,976	6,602
Total current assets	38,768	124,200
Non-current assets:
Property and equipment, net	2,397	2,651
Goodwill	3,005	3,093
Intangible assets, net	834	620
Other non-current assets	3,057	3,159
Total non-current assets	9,293	9,523
Total assets	$48,061	$133,723
Liabilities
Current liabilities:
Trade and other payables	$15,331	$19,412
Provisions	536	679
Deferred revenue	49,679	66,352
Borrowings	151	190
Total current liabilities	65,697	86,633
Non-current liabilities:
Provisions	272	321
Deferred revenue	24,584	25,148
Borrowings	9,991	15
Total non-current liabilities	34,847	25,484
Total liabilities	100,544	112,117
Equity
Share capital	2,450	2,975
Share premium	94,931	194,724
Foreign currency translation reserve	2,014	1,636
Share-based payments reserve	4,580	6,801
Other reserves	8,371	(0)
Accumulated losses	(164,829)	(184,530)
Total shareholders’ equity (deficit)	(52,483)	21,606
Total liabilities and shareholders' equity (deficit)	$48,061	$133,723

TALEND S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2015	2016

Cash flows from operating activities:
Net loss for the period	$(14,682)	$(19,701)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	720	872
Amortization of intangible assets	375	238
Unrealized gain foreign exchange	(179)	(981)
Non-cash finance costs	19	85
Share-based compensation	1,721	2,221
Income tax for the period	(5)	(86)
Changes in operating assets and liabilities:
Trade receivables	(713)	(690)
Other assets	(16)	(1,456)
Trade and other payables	3,242	3,148
Provisions	85	(90)
Deferred income	3,203	17,366
Net cash (used in) from operating activities	(6,230)	926
Cash flows from investing activities:
Acquisition of property and equipment	(448)	(1,128)
Net cash used in investing activities	(448)	(1,128)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	—	92,691
Proceeds from issuance of ordinary and preferred shares	1,613	567
Proceeds from borrowings	5,363	2,000
Repayment of borrowings	(2,150)	(12,095)
Prepayment fee under Square 1 loan	—	(267)
Net cash from financing activities	4,826	82,896
Net increase (decrease) in cash and cash equivalents	(1,852)	82,694
Cash and cash equivalents at beginning of the period	9,191	6,930
Effect of exchange rate changes on cash and cash equivalents	54	378
Cash and cash equivalents at end of period	$7,393	$90,002

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Operating loss:	Three Months Ended September 30,
	2015	2016

Loss from operations	$(4,497)	$(6,156)
Share-based compensation expense	777	940
Amortization of acquired intangibles	124	81
Non-IFRS loss from operations	$(3,596)	$(5,135)

Net loss:	Three Months Ended September 30,
	2015	2016

Net loss	$(4,499)	$(6,374)
Share-based compensation expense	777	940
Amortization of acquired intangibles	124	81
Non-IFRS net loss	$(3,598)	$(5,353)

Share count:
Weighted-average shares outstanding - basic and diluted	3,828	21,206
Add back:
Impact of assumed conversion of preferred shares into ordinary shares at the beginning of the period	18,732	5,558
Shares outstanding on an as converted basis *	22,560	26,764

Net loss per share:
Net loss per share - basic and diluted	$(1.18)	$(0.30)

Net loss per share - as converted basis	$(0.20)	$(0.24)
Non-IFRS net loss per share - as converted basis	$(0.16)	$(0.20)
* Shares outstanding are on an as converted basis assuming the conversion of preferred shares into ordinary shares at the beginning of the period.

Gross profit:	Three Months Ended September 30,
	2015	2016

Gross profit	$ 14,899	$ 20,857
Stock-based compensation expense	37	63
Amortization of acquired intangibles	-	-
Non-IFRS gross profit	$ 14,936	$ 20,920

IFRS gross margin	76%	76%
Non-IFRS gross margin	76%	76%

Cost of revenue:	Three Months Ended September 30,
	2015	2016

IFRS Cost of revenue	$ (4,723)	$ (6,534)
Stock-based compensation expense	37	63
Amortization of acquired intangibles	-	-
Non-IFRS cost of revenue	$ (4,686)	$ (6,471)

Operating expenses:	Three Months Ended September 30,
	2015	2016

Operating expenses	$ (19,396)	$ (27,013)
Stock-based compensation expense	740	877
Amortization of acquired intangibles	124	81
Non-IFRS operating expenses	$ (18,532)	$ (26,055)

Sales and marketing:	Three Months Ended September 30,
	2015	2016

Sales and marketing	$ (11,985)	$ (17,130)
Stock-based compensation expense	226	308
Amortization of acquired intangibles	-	-
Non-IFRS sales and marketing	$ (11,759)	$ (16,822)

Research and development:	Three Months Ended September 30,
	2015	2016

Research and development	$ (3,775)	$ (5,022)
Stock-based compensation expense	98	201
Amortization of acquired intangibles	76	34
Non-IFRS research and development	$ (3,601)	$ (4,787)

General and administrative:	Three Months Ended September 30,
	2015	2016

General and administrative	$ (3,636)	$ (4,861)
Stock-based compensation expense	416	368
Amortization of acquired intangibles	48	47
Non-IFRS general and administrative	$ (3,172)	$ (4,446)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three months ended September 30, 2015 and 2016, as well as for the nine months ended September 30, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for such period:

Free cash flow:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016

Net cash (used in) from operating activities	(2,556)	332	(6,230)	926
Less: Acquisition of property and equipment	160	206	448	1,128
Free cash flow	$(2,716)	$126	$(6,677)	$(202)

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the fourth quarter and full year 2016:
	Three Months Ended December 31, 2016		Year Ended December 31, 2016
	Low	High	Low	High

Net loss	$(6.9)	$(5.9)	$(26.7)	$(25.7)
Stock-based compensation expense	1.0	1.0	3.3	3.3
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Non-IFRS net loss	$(5.7)	$(4.7)	$(23.0)	$(22.0)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts on an as converted basis	28.5	28.5	25.2	25.2

Net loss per share:
Net loss per share - as converted basis	$(0.24)	$(0.21)	$(1.06)	$(1.02)
Non-IFRS net loss per share - as converted basis	$(0.20)	$(0.16)	$(0.91)	$(0.87)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Cynthia Hiponia or Erin Rheaume, 650-268-5018
ir@talend.com
or
Media Contact:
Talend
Chris Taylor, 650-268-502
Vice President, Corporate Communications
Ctaylor@Talend.com